October 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Samson Oil & Gas Limited

Registration Statement on Form S-3 (the “Registration Statement”)

File No. 333-207306

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Samson Oil & Gas Limited (the “Company”), hereby requests that the effective date of the Registration Statement be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on Friday, October 16, 2015, or as soon thereafter as practicable.

On behalf of the Company, I hereby acknowledge that:

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please contact the undersigned at 303-524-3360, or S. Lee Terry, Jr. of Davis Graham & Stubbs LLP at 303-892-7484.

Sincerely,

/s/ Robyn Lamont

Robyn Lamont
Chief Financial Officer